FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)
SINCLAIR	DENNIS		HEALTHTRAC, INC. - HTAC
(Last)	(First)	(Middle)
195 N. Harbour Drive, Suite 903			3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) -		4. Statement for Month/Year 03/2002
7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street)					6. If Amendment, Date of Original (Month/Day/Year) -

Chicago, Illinois, 60601
(City, State, Zip) * If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)	3 Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6 Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Shares			03/05/2002	J*		300,000	D	$0.115	6,080,000	D	n/a

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month, Day, Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

* Pursuant to the terms of a Loan and Pledge agreement between the Issuer, Strategic Investments Management SA and Dennis Sinclair, Dr. Sinclair pledged 300,000 of his common shares as collateral for a $100,000 loan made by Strategic Investments to the Issuer. As the Issuer was unable to make repayment under the loan upon its maturity, on March 5, 2002, Strategic Investments exercised its rights pursuant to the default provisions of the Loan and Pledge Agreement and sold the 300,000 shares pledged by Dr. Sinclair at a price of approximately $0.115 per share.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.								/s/ Dennis Sinclair				June 11, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).								**Signature of Reporting Person				Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.